[redacted]

09056917

SEC Mail Processing Section

MAR 25 2009

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT /A
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LTC Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 17th Street, Suite 2100
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brice Williams — 303-658-3734 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortner, Bayens, Levkulich & Co., PC
(Name – *if individual, state last, first, middle name*)

1099 18th Street, Suite 2900	Denver	CO	80202-1929
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brice J. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LTC Investment Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

My Commission expires 1/27/2011

CRAIG L. STEVENS NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LTC Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 17th Street, Suite 2100
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brice Williams — 303-658-3734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortner, Bayens, Levkulich & Co., PC
(Name – *if individual, state last, first, middle name*)

1099 18th Street, Suite 2900	Denver	CO	80202-1929
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brice J. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LTC Investment Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

My Commission expires 1/27/2011

CRAIG L. STEVENS NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

717 17th Street, Suite 2200, Denver, CO 80202-3308
Toll Free: 800-655-8366 Fax: 303-658-3124

Fiserv. | Brokerage Services, Inc.

Sent by overnight mail

March 23, 2009

SEC
Mail Processing
Section
MAR 25 2009
Washington, DC
105

William Dodd
Examinations Manager
FINRA
District 3A
4600 S. Syracuse St., Suite 1400
Denver, CO 80237-2719

Re: LTC Investment Services, Inc., Annual Audited Report for the year ending December 31, 2008

Dear Mr. Dodd:

I received your letter dated March 19, 2009 stating that LTC Investment Services Inc. did not include an original and notarized Oath or Affirmation with our December 31, 2008 filing of audited financial statements pursuant to SEC Rule 17a-5(d). Enclosed please find an original and notarized Oath or Affirmation for your records. I'm also sending an original to the SEC regional district office and two originals to the SEC Washington D.C. office.

Please call me at (303) 658-3734 with any questions or concerns.

Sincerely,

Brice Williams
President

Enclosure: Original signed and notarized Form X-17A-5 Part III Facing Page

cc: SEC Regional Office
SEC Main Office
Fortner Bayens Levkulich & Co PC

FINRA™

Financial Industry Regulatory Authority

Sent by CERTIFIED MAIL 7007 2560 0002 6460 0131

CONFIDENTIAL

SEC
Mail Processing
Section

MAR 2 5 2009

Washington, DC
105

March 19, 2009

Brice Williams
President
LTC Investment Services, Inc.
717 17th Street, Suite 2600
Denver, CO 80202

RE: LTC Investment Services, Inc., Annual Audited Report for the year ending December 31, 2008

Dear Mr. Williams:

This acknowledges receipt of your December 31, 2008 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following items:

1. The report submitted did not include an original and notarized Oath or Affirmation.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *FINRA Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 1, 2009. Questions may be addressed to your Denver District Coordinator, Dara Owens at (303) 446-3123.

Sincerely,

William Dodd
Examination Manager

Enclosure: Form X-17A-5 Part III Facing Page

cc: Eleanor Sabalbaro, FINRA, Department of Financial Operations Policy
SEC Central Regional Office
Fortner Bayens Levkulich & Co PC